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                            Baker,Fentress&Company
                               Established 1891
                      SUITE 3510, 200 WEST MADISON STREET
                            CHICAGO, ILLINOIS 60606
                       (312) 236-9190 FAX (312) 236-6772

            NEWS RELEASE  NEWS RELEASE  NEWS RELEASE  NEWS RELEASE

Contacts:         James P. Koeneman, CFO         or    Robert Coburn
                  Baker, Fentress & Company            Coburn Communications
                  1-800-BKF-1891                       978-499-9406

For Release:      May 6, 1999

                  BAKER, FENTRESS & COMPANY ADOPTS PRELIMINARY
                      PLAN TO INCREASE SHAREHOLDER VALUE
                  COMPANY TO DISTRIBUTE CASH AND CERTAIN ASSETS AND
                      DE-REGISTER AS AN INVESTMENT COMPANY

      (Chicago)--Baker, Fentress & Company (NYSE: BKF) today announced that its board of directors has approved a preliminary plan intended to increase shareholder value. The plan, which is subject to further board action and to shareholder approval, is expected to include the following elements:

    1. Sale of substantially all of the Company's portfolio of investments (other than John A. Levin & Co., Inc. and its related companies, and Consolidated-Tomoka Land Co.) and distribution of the net proceeds to shareholders in distributions tentatively scheduled for the second half of 1999 and early in 2000.

    2. Distribution to the Company's shareholders of the Company's approximately 79% interest in Consolidated-Tomoka Land Company (AMEX: CTO), a Florida-based real estate and land development company. Baker Fentress has been informed by the board of directors of Consolidated-Tomoka that in the event such proposed distribution occurs the board of Consolidated-Tomoka intends to consider implementing a stock buyback program or making a self-tender offer using, among other funds, the net proceeds received from the recent sale of its citrus properties.

    3. Application to the Securities and Exchange Commission to terminate the Company's status as a registered investment company under the Investment Company Act of 1940 upon completion of the contemplated transactions.

    4. Continuation of the existence of the Company as a non-investment company. The primary holding and business of the continuing company would be the provision of investment management services through John A. Levin & Co., Inc. John A. Levin & Co. is a New York-based investment manager focusing on large cap equities. It is anticipated that the ongoing company would be headquartered in New York and its shares would remain listed on the New York Stock Exchange. There can be no assurance that the shares of the ongoing company will trade in the market at the price at which the Levin companies are included in calculations of the Company's net asset value.

                                    -More-
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      James P. Gorter, chairman of the board of the Company, said, "For some time, the board of directors has been concerned about the persistent, large discount at which Baker Fentress shares have traded in the market. After thoughtful deliberation over several months, the board has concluded that the proposed plan is the best way to maximize returns to our shareholders. The distribution of cash from the liquidation of the Company's publicly-traded portfolio will allow shareholders to reinvest the proceeds in other investment alternatives, including the wide array of diversified investment vehicles available in today's market. By holding directly shares of both Consolidated-Tomoka and a continuing company that primarily consists of John A. Levin & Co., Inc., shareholders will have greater flexibility as to such investments. Because of tax and other constraints, it will take some time to accomplish this, but we believe our shareholders will benefit from the plan's implementation."

      It is anticipated that the distributions to shareholders by the Company (including the distribution of Consolidated-Tomoka shares) will be taxable to shareholders of the Company as long-term capital gains to the extent of the Company's net realized long-term capital gain, and as ordinary income to the extent of both the Company's investment company taxable income (including the Company's net realized short-term capital gains) and previously undistributed earnings and profits. Distributions in excess of those amounts are expected to constitute a return of capital to the extent of the shareholder's basis in the Company's common stock, with any amounts in excess of the shareholder's basis taxed as capital gain. A portion of any distribution made in January 2000 is likely to be taxable to shareholders in 1999.

      The contemplated transactions are subject to further board action and approval of shareholders of the Company at a meeting to be scheduled later this year. Shareholders are encouraged to read carefully the information that will be included in the proxy statement relating to that meeting, including information concerning the Company's plan, the proposed timetable, the proposed portfolio liquidation and cash and in-kind distributions, tax and other matters, and information concerning Consolidated-Tomoka Land Company and Levin Management Co., Inc., including its subsidiary, John A. Levin & Co., Inc. The proposed plan of transactions may be amended or revised, including in response to inquiries or proposals, if any, from others concerning acquisition of any of the Company's assets, and is subject to further board action, shareholder approval, market conditions, and certain filings. Accordingly, there can be no assurance that any or all of the transactions comprising the current plan will in fact occur or will occur at the currently anticipated times.

      No change will be made in the Company's investment objectives and no systematic liquidation of the Company's publicly-traded investment portfolio will occur prior to further board action and shareholder approval later this year. The Company is currently evaluating the timing of distributions of 1999 income and gains, the Consolidated-Tomoka shares, other net proceeds of the liquidation of other assets and any special dividends. Final decisions on the timing of those distributions have not yet been made. Those final decisions, when made, may change the Company's previously-announced schedule for 1999 income and gain distributions. The Company expects that all 1999 capital gain distributions (other than the distribution of Consolidated-Tomoka shares) will be paid in cash without the option shareholders have had in previous years to receive those distributions wholly or partly in newly-issued shares of Company common stock.

      Baker, Fentress & Company, founded in 1891, has been a domestic equity closed-end fund since 1970. The Company invests for total return with an emphasis on capital appreciation. Most of the positions in the Company's portfolio of publicly traded securities can be categorized as large capitalization stocks with attractive value characteristics. Shareholders and other interested persons may visit the Company's web site at www.bakerfentress.com, for more information about the Company and its portfolio, including the Company's first quarter report to shareholders.

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